Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended June 30, 2015	For the Fiscal Year Ended September 30,
		2014	2013	2012	2011	2010
	($ in millions)
Consolidated income before income taxes	$784.6	$814.2	$657.8	$242.9	$12.1	$99.5
Noncontrolling interests in losses before income taxes of majority owned subsidiaries which have incurred losses	—	—	—	—	—	(0.2)
Amortization of capitalized interest	112.1	124.4	110.9	94.1	92.0	124.2
Interest expensed	4.1	4.8	11.7	31.5	57.0	94.4
Earnings	$900.8	$943.4	$780.4	$368.5	$161.1	$317.9
Interest incurred	$130.4	$190.6	$177.3	$128.7	$136.7	$181.3
Fixed charges	$130.4	$190.6	$177.3	$128.7	$136.7	$181.3
Ratio of earnings to fixed charges	6.91	4.95	4.40	2.86	1.18	1.75